SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of February


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______



 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

                Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated February 11, 2005 announcing Van der Moolen to close its stock loan business.





                       Van der Moolen Specialists Closes
                            Its Stock Loan Business

    Business Editors/Stock Market Writers

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Feb. 11, 2005--Van der Moolen Specialists USA, LLC ("VDMS"), a 75% subsidiary of Van der Moolen Holding N.V., has been informed that the New York Stock Exchange is conducting an inquiry into broker-dealer stock lending practices, focusing on transactions involving finders, including transactions of VDMS's stock loan business.
    Based on this inquiry, as well as the results of its own internal review, VDMS has decided to close its stock loan business. VDMS has taken this action in light of the projected profitability of the stock loan business and the fact that the stock loan business is not one of its core businesses.
    VDMS's stock loan business, which employed 12 professionals, generated during the years 2002, 2003 and 2004 a net result of approx. EUR 0.6 million per year. This is only a small percentage of the total net operating result of Van der Moolen Holding N.V. Van der Moolen Holding N.V does not expect that the costs of the closing down of VDMS's stock loan business will be material to Van der Moolen Holding N.V's financial position, results of operations or cash flows.
    For more information about Van der Moolen Holding N.V, please visit www.vandermoolen.com.

    Van der Moolen trades on the leading US and European equity exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen Specialists USA, LLC currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, including those referred to above concerning VDMS's stock loan business and the NYSE inquiry into the stock loan business, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.



    CONTACT: Van der Moolen
             Jacqueline Eelman, +31 20 535 6789

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VAN DER MOOLEN HOLDING N.V.


Date: February 11, 2005


                                      By: /s/ Friedrich M.J. Bottcher
                                      ---------------------------
                                      Name: Friedrich M.J. Bottcher
                                      Title: Chairman of the Executive Board


                                      By: /s/ Frank F. Dorjee
                                      ---------------------------
                                      Name: Frank F. Dorjee
                                      Title: Chief Financial Officer
                                      Member of the Executive Board



                                      By: /s/ Casper F. Rondeltap
                                      ----------------------------
                                      Name : Casper F. Rondeltap
                                      Title: Member of the Executive Board



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